1787 Financial Corporation, Inc.

Statement of changes in equity for the year ended

(Unaudited)

From February 1, 2016 (Inception) to December 31, 2016

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount USD	USD		
Balance, February 1, 2016 (Inception)	8,000,000	$ 800	$ 12,000		$ 12,800
Net Loss				$ (71,600)	$ (71,600)
Balance, December 31, 2016	8,000,000	$ 800	$ 12,000	$ (71,600)	$ (58,800)